PURCHASE AND SALE AGREEMENT FOR MOBILE HOME PARK

For valuable consideration, the receipt and adequacy of which is hereby acknowledged, this Agreement dated 10/4/2014 is hereby made by and between Ashland Holdings LLC, and/or their assigns or nominee, (hereinafter "PURCHASER") and Marie Mitchell & Stanley Mitchell and or Authorized Signor/s for Seller (hereinafter "SELLER").

WITNESSETH:

WHEREAS, SELLER owns one mobile home parks and improvements situated thereon, at 1197 cannon bridge road Orangeburg, SC 29115 consisting of 13 mobile home spaces, 5 park owned mobile homes and improvements thereon. Additionally a single family house on premises.

Legal Description as follows:

"All that piece, parcel of tract of Land, with dwelling and other improvements thereon, situate, lying and being about two miles southwest of the City of Orangeburg, School District No.5 (outside), in Zion Township, in the County and State aforesaid, containing Three and three-tenth (3.3) acres, more or less; and being fully shown and delineated upon a plat of property of Wille W. Murphy, made by Z.E. Martin, Dated May 24, 1955, and recorded in Plat Book II, at page 221, in the office of the clerk of Court for Orangeburg County, and giving the following measurements and boundaries: Northeast by South Carolina State Highway No. 49, commonly known as the Cannon Bridge Road, and measuring thereon One Hundred and Twenty Seven and 82/100 (127.82) Feet; North by land of R.M. Howie and measuring thereon Twelve Hundred and Forty Four and one-tenth (1244.1) feet; on the Southeast by lands now or formerly of James L. Mclean, Trustee, and measuring thereon One Hundred and Ninety Eight (198) feet; and on the South by lands now or formerly of James L. Mclean, Trustee, and Measuring thereon Eleven Hundred and Twenty Five and Three-tenths (1125.3) feet.

This is the same property conveyed to the Judy Family Trust by Wilson H. Judy by deed of Wilson H. Judy & Edith Fairey Judy dated 06/18/02 and recorded 09/19/02 in Deed Book 948, at page 95 in the Office of the Register of Deeds for Orangeburg County. Edith Fairey Judy joined in that deed as other property in which she had an interest was also being conveyed.."

WHEREAS, SELLER desires to sell, transfer and assign to PURCHASER the land, together with all improvements thereon (hereinafter referred to as the "Real Estate") and personal property including all park owned mobile homes (hereinafter referred to as "Personal Property"), and all seller financed mobile home notes (hereinafter referred to as "Notes"), and;

WHEREAS, PURCHASER desires to acquire from SELLER said Real Estate and Personal Property.

NOW THEREFORE, in consideration of the mutual promises herein contained, the parties hereto agree as follows:

1.   SALE OF REAL ESTATE AND PERSONAL PROPERTY.

Subject to the terms and conditions of this Agreement, SELLER hereby agrees to sell, convey, transfer, assign and deliver to PURCHASER, and PURCHASER agrees to purchase from SELLER, the Real Estate and Personal Property, as defined below:

Real Estate defined: The land, including all improvements, legally described and identified on Schedule A (attached hereto and made a part hereof);

Personal Property defined: The non-real estate assets described and identified on Schedule B (attached hereto and made a part hereof) are the Personal Property subject to this Agreement. If any mobile homes, autos, or other Personal Property that is commonly transferred via title is to be transferred, the SELLER shall provide clear title to such property on the required state title transfer forms.

2.   PURCHASE PRICE.

The total purchase price for the Real Estate and Personal Property shall be ($115,000), plus and/or minus the Proration's, as such term is hereinafter defined (the "Purchase Price"), which shall be paid as follows:

The terms of the purchase and sale shall be as follows:

Escrow	$ 2,500.00
At Closing	$ 112,500.00
Cash	$ 115,000.00

3.   PURCHASE TERMS

The sum of $2,500.00 shall be paid by check from PURCHASER within Five (5) business days of the effective date of this Agreement (effective date of the agreement is the date in which both parties have signed and delivered the agreement to the other party), which amount shall serve as an Earnest money deposit, subject to the provisions of paragraph 3(a-f) below, and applied to the balance of the purchase price due at closing. Said Earnest money deposit shall be held in escrow by a national title company, as escrow agent, that is reasonably acceptable to PURCHASER and SELLER.

(a)   At closing, the PURCHASER shall pay to SELLER, by wire, cashier's or certified check, the balance of the Purchase Price with a wire transfer, cashier's check, certified check or other good funds in the amount of the Down Payment less Earnest Money ($2,500.00). Purchase Price to reflect (a) credits to PURCHASER for any liabilities or charges assumed, and (b) credits to SELLER for any amounts prepaid or otherwise credited for the benefit of PURCHASER; provided, however, that the Proration's shall not include any adjustments for the benefit of SELLER for any unpaid rents or assessments.

(b)   The "Proration's shall be defined to mean prepaid rents, prepaid assessments, security deposits, prepaid or unpaid water and other utility or fuel charges, prepaid or unpaid service contracts, general or special real estate taxes or assessments, and other unpaid taxes. The Proration's shall be adjustments to the Purchase Price to reflect (a) credits to PURCHASER for any liabilities or charges assumed, and (c) credits to SELLER for amounts prepaid or otherwise credited for the benefit of PURCHASER; provided, however, that the Proration's shall not include any adjustments for the benefit of SELLER for any unpaid rents or assessments. The amount of any general real estate taxes not then ascertainable, if any, shall be adjusted on the basis of 105% of the most recent ascertainable general real estate taxes.

3.   PURCHASER'S RIGHTS OF INSPECTION, LOAN APPROVAL, AND CANCELLATION.

(a)   PURCHASER may inspect or cause to be inspected the condition of the Real Estate and all improvements and Personal Property;

(b)   PURCHASER may inspect or cause to be inspected all other documents and materials relating to the Real Estate and Personal Property;

(c)   Within seven (7) days after the effective date of this agreement PURCHASER shall make a written request of SELLER to deliver all documents and materials needed from SELLER for inspection and evaluation. Upon receiving this written request from PURCHASER, SELLER shall deliver any such documents or materials requested within seven (7) days of PURCHASER'S request. Non delivery of all requested information within 7 days shall be deemed Breach of Contract by SELLER.

(d)   After all documents and materials have been delivered to PURCHASER, PURCHASER may cancel this Agreement for any reason, at the sole discretion of PURCHASER, within Sixty (60) days after receiving all documents and materials from SELLER.

(e)   In the event that PURCHASER elects to cancel this Agreement during the initial 60 day inspection period, this paragraph shall serve as authority to the Escrow Agent from the SELLER to act upon the "single order" of PURCHASER to distribute the Earnest money to PURCHASER. Additionally, this paragraph shall serve as the SELLER'S release of the Escrow Agent from liability for disbursing the Earnest money to PURCHASER;

(f)   In the event that any Third Party Reports are required by Purchaser or Purchaser's lender, and these Third Party Reports are not completed during this initial 60 day inspection period, the inspection period will automatically be extended for an additional twenty (20) day period and PURCHASER shall have the same rights of cancellation as PURCHASER has during the initial 60 day inspection period.

SELLER shall allow PURCHASER, or PURCHASER'S representatives, access or provide documents for review, whichever the case may be, to the Real Estate and Personal Property, at all reasonable times and cooperate with PURCHASER'S efforts to conduct the inspections permitted herein.

4.   TITLE INSURANCE, SURVEY, AND ENVIRONMENTAL STUDY.

(a)   Title Insurance: Within Fifteen (15) days from the date of this Agreement, SELLER shall deliver a commitment for an ALTA owner's policy of title insurance that is reasonably acceptable to PURCHASER (together with legible copies of all easements and restrictions of record identified by the commitment), in the full amount of the purchase price, evidencing SELLER'S good and merchantable title to the Real Estate. If title to all or part of the Property is unmarketable, as determined by relevant law, or is subject to liens, encumbrances, easements, conditions, restrictions or encroachments other than those disclosed in this Agreement, Buyer or Buyer's attorney shall give written notice of such defect to Seller within a reasonable time. Seller agrees to make every reasonable effort to perfect the title including the issuance of a title affidavit. Seller shall have a reasonable time to have such title defects removed or, such defects or exceptions which may be removed by the payment of money may be cured by deduction from the purchase price at time of closing. If Seller is unable to cure title, then Buyer shall have the option to terminate this Agreement, in which case Buyer shall be entitled to refund of the earnest money. If closing is delayed due to Seller's inability to provide marketable title, this Agreement shall continue in force and effect until either party rescinds this Agreement until making a reasonable effort to produce marketable title in the prescribed time. Furnishing a title insurance policy insuring over an exception shall constitute a cure of such exception in those cases where title is evidenced by title insurance. The Title Insurance policy shall be paid for by Seller at closing.

(b)   Survey: Within Thirty (30) days from the date of this Agreement, SELLER shall deliver to PURCHASER a copy of the existing Survey of the Real Estate. If an existing Survey is not available, then SELLER shall obtain a new Boundary Survey at PURCHASER's cost.

   (c) Environmental study: PURCHASER may obtain, at PURCHASER'S expense, an environmental study of the Real Estate. PURCHASER shall be responsible for the cost of the environmental study.

   5. THE CLOSING.

  Subject to PURCHASER'S right to terminate this Agreement, as set forth in Paragraph 3(c) above, the closing of this transaction shall be held no later than 30 days after the PURCHASER'S right of inspection and cancellation period expires, as described in Paragraph 3, above, unless earlier extended in writing and signed by mutual agreement of the SELLER and the PURCHASER. The Closing will be held at Weeks & Irvine, LLC located at 8086-B Avenue North Charleston, SC 29406 or the choosing of the PURCHASER. The time of the closing shall be a mutually convenient time for the PURCHASER and SELLER.

   6. PURCHASER'S CLOSING INSTRUMENTS.

  At closing, PURCHASER shall deliver to SELLER the following instruments:

   (a) A cashier's check, or wire transfer for the amount required by Paragraph 2.

   (b) Any other instruments reasonably necessary to complete the transaction contemplated hereby.

   7. SELLER'S CLOSING INSTRUMENTS.

  At the closing, SELLER shall deliver to PURCHASER the following documents:

   (a) A Warranty Deed reasonably acceptable to PURCHASER conveying good title in the Real Estate as described in Schedule A, and a transfer of title agreement reasonably acceptable to PURCHASER conveying good title in the Personal Property as described in Schedule B;

   (b) Any other instruments reasonably necessary to complete the transaction herein.

   8. POSSESSION.

  PURCHASER shall take possession of all of the Real Estate and Personal Property at closing.

9.   PRORATIONS, TRANSFER TAXES, AND CLOSING COSTS.

Prorations shall take place at the time of closing.   All deposits shall be transferred to PURCHASER at closing, including but not limited to security deposits from residents and advanced rental deposits from residents. PURCHASER and SELLER shall pay their usual and customary portion of transfer taxes at the time of closing. All remaining closing costs which have not been addressed by this Agreement shall be shared equally by PURCHASER and SELLER.

10.   CROSS INDEMNIFICATION.

SELLER hereby agrees to indemnify PURCHASER and hold and save PURCHASER harmless from and against all liabilities, debts, claims, actions, causes or action, losses, damages, and attorney's fees, now existing or that may hereafter arise from or grow out of SELLER'S past ownership of the Real Estate and Personal Property, that are of the subject of this Agreement, and which occurred through the date of closing. PURCHASER hereby agrees to indemnify SELLER and hold and save SELLER harmless from and against all liabilities, debts, claims, actions, or causes of action, losses, damages, and attorney's fees, that may arise from or grow out of PURCHASER'S ownership of the Real Estate and Personal Property, that are the subject of this Agreement after the date of closing.

SELLER and PURCHASER acknowledge that this contemplated transaction includes only the sale and purchase of the Real Estate and Personal Property, and that the Seller is not selling a business, nor do the parties intend that PURCHASER be deemed a successor of SELLER with respect to any liabilities of SELLER to any third parties. Accordingly, PURCHASER shall, neither assume nor be liable for, any payments and benefits to past and/or present employees of SELLER in connection with the Business being conducted on or from the Property as may have accrued through the Closing Date, including, but not limited to, salaries, wages, commission, bonuses, vacation pay, health and welfare contributions, pensions, profit sharing, severance or termination pay, taxes or any other form of compensation or fringe benefit. The representations and indemnities set forth in this section shall survive the Closing or the earlier termination of this contract.

11.   COMMISSIONS DUE.

There is no broker commission based on this contract.   If a brokers I retained by either PURCHASER or SELLER in this transaction. The party who hired the broker will have to compensate broker independently of this agreement.

12.   PURCHASER'S REPRESENTATIONS AND WARRANTIES.

PURCHASER hereby represents and warrants to SELLER as follows:

(a)   PURCHASER warrants that it is a limited liability company duly organized, validly existing, and in good standing under the laws of the State of Florida;

(b)   PURCHASER warrants that it has full power and authority to execute, deliver and perform this Agreement;

(c)   PURCHASER warrants that the execution, delivery and performance of this Agreement by PURCHASER has been duly authorized by all requisite actions on the part of PURCHASER;

(d)   PURCHASER warrants that it has no judgment against it in any court of law or equity, nor does PURCHASER have knowledge of any claims that may lead to the institution of legal proceedings against it;

(e)   PURCHASER warrants that all representations and warranties of PURCHASER in this Agreement are true, accurate and complete in all material respects as of the date hereof, and will be true, accurate and complete in all material respects as of the date of closing.

All representations and warranties of PURCHASER contained in this Agreement, and all remedial provisions contained herein, shall be deemed remade at closing and shall survive the closing.

13.   SELLER'S REPRESENTATIONS AND WARRANTIES.

SELLER hereby represents and warrants to PURCHASER as follows:

(a) SELLER warrants that there are no claims, actions, suits or proceedings pending or threatened on account of or as a result of SELLER'S ownership of the Real Estate and Personal Property, which, if adversely determined, would have an adverse impact on the value of the Real Estate and Personal Property, or would prevent or hinder the consummation of the transaction contemplated herein;

(b) SELLER warrants that SELLER has good and merchantable title in fee simple to the Real Estate and Personal Property, that are subject to this Agreement, and the SELLER has not entered into any leases, licenses, options, easements or other agreements, recorded or unrecorded, granting rights to any parties in any of the assets, other than to renters in the manufactured housing community, and no person or other entity has any right to possession or occupancy of any of the assets, other than renters in the community;

(c) SELLER warrants that there exists no violation of any Federal, State, County, or any other laws, or ordinances, with respect to the occupancy, use and operation of the Real Estate and Personal Property as a manufactured housing community;

(d) SELLER warrants that SELLER is not in default under or in violation of any contract, commitment, or restriction to which they are a party or by which they are bound, which default or violation would have a material and adverse effect on this transaction;

(e) SELLER warrants that they are not aware that there has ever been or is currently any hazardous substances, generated, stored, buried, placed, held, located or disposed of on, under or at the Real Estate and the Real Estate has never been used as a dump site, and there are no, nor have there ever been any, underground storage tanks in or on the Real Estate.

The definition of "Hazardous substances" shall mean all hazardous or toxic materials, substances, pollutants, contaminants, or wastes currently identified as a hazardous substance or waste in the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (commonly known as "CERCLA"), as amended, the Superfund Amendments and Preauthorization Act (commonly known as "SARA"), as amended, the Resource Conservation and Recovery Act (commonly known as "RCRA"), as amended, or any other federal, state or local legislation or ordinances applicable to the Real Estate or Personal Property;

(f) SELLER warrants that to the best of SELLER'S knowledge the Real Estate has at least 13 manufactured/mobile home sites and has zoning and all regulatory approvals for at least 13 manufactured/mobile home sites and there are no pending requirements that must be satisfied in order to maintain such approval. Additionally, SELLER warrants that there are no regulatory or non-regulatory restrictions that would limit the PURCHASER'S ability to replace a manufactured/mobile homes if one or more of the 13 home sites becomes vacant. Additionally, SELLER warrants that to the best of SELLER'S knowledge all power supplies/systems owned by SELLER meet the current code requirements as well as any change mandates that are in effect. Additionally, SELLER warrants that to the best of SELLER'S knowledge there are no existing or pending regulatory requirements that must be satisfied for SELLER to complete this Agreement with PURCHASER. Additionally, SELLER warrants that to the best of SELLER'S knowledge there is no other study, report or finding which indicates that any portion of the Real Estate is located in a floodplain or is unsuitable for building purposes;

(g) SELLER warrants that to the best of SELLER'S knowledge the water and sewer systems, together with all mechanical systems serving the subject Real Estate and Personal Property, are in sound operating condition, free from hidden or latent defects, and are adequate in size and performance to properly serve the needs of the existing manufactured home community in its entire developed capacity. At Closing, SELLER shall deliver and convey all architectural, structural, physical, and infrastructure plans, drawings, specifications and renderings related to the Real Estate. Additionally SELLER shall deliver and convey original copies of all appropriate tenant files, including signed rules and leases; and

(h) SELLER warrants that to the best of SELLER'S knowledge all representations and warranties of SELLER in this Agreement are true, accurate and complete in all material respects as of the date hereof, and will be true, accurate and complete in all material respects as of the date of closing.

(i) SELLER has no actual knowledge of: (1) notice of city, county, state, federal, building, zoning, fire or health codes, regulations or ordinances filed or contemplated against the Property, (2) current pending lawsuit(s), investigation(s) inquiry(ies), action(s), or other proceeding(s) affecting the right to use and occupy the Property, (3) unsatisfied construction liens, (4) tenants in bankruptcy, or (5) pending or threatened condemnation, eminent domain, changes in grade of public streets affecting the Property or similar proceedings affecting the Property or (6) of any unfulfilled order or directive of any applicable governmental agency or casualty insurance company requiring any investigation, remediation, repair, maintenance or improvement be performed on the Property. If SELLER has any knowledge regarding the above mentioned, SELLER shall provide a listing and description of actions;

(j) SELLER shall maintain the Property, including landscaping and grounds, in its present condition, ordinary wear and tear excepted. PURCHASER shall be permitted to make a final inspection prior to possession or closing, whichever is sooner, in order to determine that there has been no change in the condition of the property. SELLER agrees to remove, at its expense and prior to possession, all personal property not included in this sale, including any abandoned mobile homes, and all trash and miscellaneous items. Any such personal property remaining on the premises shall, unless otherwise agreed, be conclusively presumed to have been abandoned by and of no value to SELLER. SELLER to be liable for any costs incurred by PURCHASER for the removal of said personal property.

(k) SELLER agrees to provide PURCHASER full disclosure of any and all free, discounted or prepaid rents, rents paid in forms other than cash, and lease agreements other than the disclosed tenant leases, that may be in effect currently or beyond the scheduled Closing Date. SELLER warrants that unless otherwise indicated by the rent roll provided, no other tenants are in default or arrears. SELLER hereby covenants not to terminate any existing lease or occupancy agreement or enter into any new leases or occupancy agreements without obtaining PURCHASERS' consent thereto. Nothing contained herein shall limit the right of SELLER to continue to enforce individual home site leases in ordinary course of business or to operate the Real Estate up to Closing;

(l) SELLER warrants that it has full power and authority to execute, deliver and perform this Agreement, no other third-party approvals are required, and that performance of this agreement will not violate any other agreements to which the SELLER is a party;

(m) SELLER warrants that to the best of SELLER'S knowledge all representations and warranties of SELLER in this Agreement are true, accurate and complete in all material respects as of the date hereof, and will be true, accurate and complete in all material respects as of the date of Closing.

14.   GENERAL TERMS.

SELLER shall bear the risk of loss or damage to the property prior to possession or closing, whichever first occurs. In the event of substantial damage or destruction prior to closing, this Agreement shall be null and void, unless otherwise agreed by the Parties. The property shall be deemed substantially damaged or destroyed if it cannot be restored to its present condition on or before the closing date. Provided, however, PURCHASER shall have the right to complete the closing and receive insurance proceeds regardless of the extent of the damages.

Special assessments levied or to be levied for improvements completed, or where NOTICE or RESOLUTION for improvements is in effect previous to the Effective Date but not yet levied, shall be paid by Seller. An assessment which cannot be determined or discharged by payments shall be escrowed with sufficient funds to pay such liens when payable. Excess funds are to be returned to the Seller without further signature of Buyer.

In the event Buyer or Seller or both desires to effect a tax-deferred exchange under Section 1031 in connection with the conveyance of the Property, Buyer and Seller agree to cooperate in effecting such exchange, including execution of necessary documents, provided: 1) Neither party shall be obligated to delay the closing beyond the time provided for in this Agreement, 2) a non-exchanging party shall not assume any additional liability or costs with respect to the exchange, and will be held harmless, 3) Buyer and Seller understand that this property may be acquired by a qualified intermediary to exchange to Buyer.

The following other general provisions shall also apply to this Agreement:

(a) All notices that may be required by this Agreement shall be sent to the respective parties at the addresses appearing below:

"PURCHASER"   "SELLER "

Ashland Holdings, LLC   Marie Mitchell & Stanley Mitchell
4060 NE 95th Road   11066 46th Place
Wildwood, Fl 34785   West Palm Beach, Fl 33411
PH: 305-801-8159   PH: 561-707-1485
FX: 866-832-4197   FX:

Any such notices shall be (i) personally delivered to the office set forth above, in which case they shall be deemed delivered on the date of delivery to said offices, (ii) sent by certified mail, return receipt requested, in which case they shall be deemed delivered three (3) days after deposit in the U.S. mail, postage prepaid, (iii) sent by facsimile, in which case they shall be deemed delivered on the date of transmission (if before 5:00 p.m. CST) or (iv) sent by air courier (Federal Express or like service), in which case they shall be deemed delivered on the date of actual delivery or (v) sent via email with confirmation from the receiving party that such email was received. Either party may change the address to which any such notice is to be delivered by furnishing written notice of such change to the other party via one of the above methods in compliance with the foregoing provisions;

(b) In the event that a dispute arises over the terms of this Agreement, the parties agree to submit to binding arbitration to resolve such dispute. The arbitration shall be conducted in accordance with the Expedited Procedures of the Commercial Arbitration Rules of the American Arbitration Association at a hearing to be held in or near the City in which the property is located and the laws of the state in which the property is located shall govern. Any decision reached from such arbitration shall have the same binding authority as if it were decided by a court of competent jurisdiction. The more-prevailing party shall be entitled to the reimbursement of all costs, including reasonable attorney's fees from the other party;

(c) In the event the transaction contemplated hereby does not close or is terminated due to a default by SELLER, PURCHASER shall be entitled to immediate return of the Earnest Money and may pursue all its rights and remedies at law and in equity, including, without limitation, specific performance. In the event the transaction contemplated hereby does not close or is terminated due to a default by PURCHASER in the performance of its obligations under the Agreement, SELLER, as their sole remedy, either at law or in equity, shall be entitled to retain the Earnest Money as liquidated damages. In the event of a default by either party hereto, the party not in default shall give notice thereof to the defaulting party and an opportunity to cure for a period of five (5) days following the delivery of notice, prior to exercising any right or remedy to which the party not in default may be entitled;

(d) This Agreement constitutes the entire agreement between the parties pertaining to the subject matter contained herein and supersedes all prior and contemporaneous agreements or representations whether written or oral; This Agreement may only be modified if the modification is made in writing and signed by both PURCHASER and SELLER. No oral modifications shall be permitted; This Agreement is binding upon, and inures to the benefit of the parties hereto and their heirs, executors, administrators, successors, and assigns;

(e) Each party, by its execution of this Agreement, represents that by signing this Agreement, they are acting on the PURCHASER'S or SELLER'S behalf, whichever shall apply, and they are duly authorized and empowered by any necessary acts to make this Agreement binding;

(f) For purposes of this Agreement, the term "Day" shall mean calendar day, unless otherwise specified. The time in which any act provided by this Agreement is to be done shall be computed by excluding the first day and including the last, unless the last day is a Saturday, Sunday, or Holiday, in which case it also shall be excluded. If any deadline set forth herein falls on a Saturday, Sunday, or Holiday, the deadline shall be extended to the next business day;

(g) This Agreement is intended to be performed in accordance with, and only to the extent by all applicable laws, ordinances, rules and circumstances. If for any reason and to any extent any portion of this Agreement shall be held to be invalid or unenforceable, the remainder of this Agreement shall be enforced as if such invalid or unenforceable provision did not exist, and such valid and enforceable remainder shall be enforced to the greatest extent as permitted by law;

(h) Time is of the essence of this Agreement, and of each provision thereof;

(i) This Agreement may be executed in one or more counterparts;

(j) This offer shall expire and become null and void if not accepted by SELLER and delivered to PURCHASER within seven (7) days of the date of this Agreement;

IN WITNESS WHEREOF, the parties hereto have executed this Agreement, and agree to its terms.



_____
Ashland Holdings, LLC
Purchaser's Signature

10/4/2014
_____
Acceptance Date


_____
Marie Mitchell
Seller's Signature

10-11-14
_____
Acceptance Date

_____
Stanley Mitchell
Seller's Signature

10-11-14
_____
Acceptance Date

EXHIBIT A – Legal Address of Property

To be provided by title company and/or surveyor

EXHIBIT B – Personal Property to be Included

List to be attached and agreed upon by Purchase and Seller during the Inspection

Period

EXHIBIT C – Parceling of Property (If applicable)

List to be attached and agreed upon by Purchase and Seller during the Inspection Period